Higher One Holdings, Inc.
115 Munson Street
New Haven, CT 06511

October 23, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Higher One Holdings, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 8, 2013
File No. 1-34779

Ladies and Gentlemen:

We refer to your letter dated October 8, 2013 (the "Letter"), which sets forth the comment of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") for Higher One Holdings, Inc. ("we," "us," "our," the "Company" or "Higher One" ) regarding our Form 10-Q for the Quarter Ended June 30, 2013. Please find our response to the Staff's comment below.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

1.
We have reviewed your responses to comments 1 and 2 in our letter dated August 26, 2013. Please provide us with additional information about the nature of the account(s) in which the restricted cash resides. Tell us the name(s) of the account holder(s), type(s) of bank account(s) utilized, and whether you earn interest on the balance. Please also clarify what you mean by your statement that the accounts are "maintained" by Sallie Mae, Inc. and Sallie Mae Bank. In doing so, tell us the processes that are undertaken in receiving and remitting payments, the parties that control these actions, and how the processes will be impacted upon cessation of the transition services agreement. For example, tell us if you control the timing and approval of cash remittances to educational institutions or if these processes are automated.

Response:
We have outlined our responses to each of your requests for clarification or additional information below.
Name of the account holder(s): The name of the account holder is Sallie Mae, Inc.
Type(s) of bank account(s): Checking accounts
Whether interest is earned: Yes, we earn interest income on funds deposited into these accounts for the period of time until funds are remitted to the school.   Interest income is not material (less than $25,000 through September 30, 2013).
Accounts are "maintained" by Sallie Mae, Inc. and Sallie Mae Bank:
Each of the accounts utilized in the Campus Solutions business continues to be maintained by Sallie Mae, Inc. and Sallie Mae Bank.  There are several components to what we mean by the accounts being "maintained" by Sallie Mae, Inc. and Sallie Mae Bank, including the following:
1)	The account holder for each of the accounts has continued to be Sallie Mae, Inc. following our acquisition of the Campus Solutions business.
2)
The accounts utilized by the Campus Solutions business continue to be reconciled by Sallie Mae, Inc. employees ("TSA Employees") pursuant to the terms of our transition services agreement with Sallie Mae, Inc.  TSA Employees are also responsible for identifying and resolving any exceptions that occur related to the funds received into the bank accounts.  For instance, if a tuition payment was made by check and deposited into one of the accounts described above and such payment was subsequently returned for insufficient funds, TSA Employees would adjust the payer's account to reflect the returned payment.

Processes that are undertaken in receiving and remitting payments:
The receipt of funds is largely an automated process whereby payments are received directly into a Sallie Mae, Inc. bank account.  Students or other payers can make payments in various ways, including debit card, credit card, automated clearing house (which may be initiated either by Campus Solutions with the consent of the payer, or by the payer directly with their financial institution) or paper check.  Payments post to the student's account through either the NetPay or Tuition Payment Plan technology application.  Payments that are received into the bank account are reconciled to amounts posted in these technology applications.
While student payments may be received at any time, the timing and approval of remittance of funds to schools is governed by our arrangement with the schools and their students.  We process payments under the direction of these arrangements. Remittances are made to schools on a weekly, monthly or a similar agreed upon basis.  The funds that have been received by Campus Solutions as of a pre-determined cut-off are then remitted to the school at the next scheduled remittance date.
The parties that control these actions:
In each of these cases, the parties that control the processes to receive and remit payments are TSA Employees that are working on under the terms of the transition services agreement.  In all cases, the processes to receive and remit payments are also governed by our arrangements with the schools and their students.
How the processes will be impacted upon cessation of the transition services agreement:
We expect to make certain changes to the processes upon the cessation of the transition services agreement, as described below.  We do not expect that these changes will be of the nature that will impact our conclusion that these funds are not our assets and should not be on our balance sheet.  We will continue to act only as a payment services provider and as an agent in the relationship.  Prior to the cessation of the transition services agreements, we expect to make the following changes:
1)	Close the existing accounts used to support the receipt and remittance of funds and open new accounts.
2)
Establish individual accounts in the name of each of the schools with which we have agreements to receive and remit payments.  In this respect, each school will be the account holder for its own individual account.  The school will authorize us, as an agent, to transfer funds out of that account—for example, to transfer tuition payments to a separate operating account of the school and to transfer fees earned by us to our operating account.

3)	The processes and procedures currently completed by TSA Employees will be completed by our own employees.
If you control the timing and approval of cash remittances to educational institutions or if these processes are automated:
The timing and approval of cash remittances to educational institutions are governed by our arrangements with the schools and their students.  As described above, remittances can be made to schools on a weekly, monthly or similar agreed-upon basis.  The processes are not automated, but do rely on certain automated steps.
In providing this response, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have been able to respond to the Staff's comments in a satisfactory manner.  If there is anything we can do to further facilitate your review, please do not hesitate to contact the undersigned at (203-776-7776 extension 4578).
Very truly yours,
Higher One Holdings, Inc.

By: /s/ Christopher Wolf
Name: Christopher Wolf
Title: Chief Financial Officer